




Season's Greetings

BEST WISHES,

THE BANDERA LUBY'S PROXY SLATE



We believe the Luby's Board of Directors Needs Immediate Change

Bandera Partners is a long-term shareholder of Luby's, having owned the stock for over a decade. Because the company continues to generate steep operating losses while failing to meaningfully reduce overhead costs, we are convinced that immediate change is necessary to prevent further value destruction. We are soliciting your support for a slate of qualified nominees that we believe can bring tremendous value to the company and represent the shareholders' best interests:

Senator Phil Gramm - An economics professor at Texas A&M before serving 24 years in the United States Congress. Since leaving public service he has worked in investment banking and private equity.

Stacy Hock - A highly-accomplished philanthropist, public policy activist, and business owner. She is Vice Chair of the Texas Commission on Next Generation Assessments and Accountability.

Savneet Singh - A well-respected entrepreneur who has launched various finance, software and real estate businesses. Named to Forbes 30 under 30, Crains 40 under 40, and Empact 100 top entrepreneurs under 30.

Jeff Gramm - Portfolio Manager at Bandera Partners, Adjunct Professor at Columbia Business School, author of a critically acclaimed business book praised by Warren Buffett, Charles Schwab and Alan Greenspan. 212-232-4583 jeff@banderapartners.com

WARMEST THOUGHTS AND BEST WISHES FOR A PROSPEROUS NEW YEAR!



LUBY'S FIVE YEAR STOCK CHART (12/18)

A Carol for Luby's Shareholders

Are you tired of coal in your holiday stocking?
Luby's stock price and losses have been really quite shocking.
Vote for the current board if you want more of the same,
Vote for our slate if you demand real change,
Shareholder value is what we shall try to reclaim!

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Bandera Master Fund L.P. together with the other participants named herein (collectively, "Bandera"), has filed a preliminary proxy statement and an accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of director nominees at the upcoming 2019 annual meeting of stockholders of Luby's, Inc., a Delaware corporation (the "Company").

BANDERA STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR: .INVESTORCOM (TEL: (203) 972-9300 OR (877) 972-0090; EMAIL: INFO@INVESTOR-COM.COM)

The participants in the solicitation are anticipated to be Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (the "Master Fund"), Bandera Partners LLC, a Delaware limited liability company ("Bandera Partners"), Gregory Bylinsky, Jefferson Gramm, William Philip Gramm, Stacy Hock and Savneet Singh.

As of the date hereof, the Master Fund is the direct owner of 2,901,000 shares of common stock of the Company, $0.32 par value ("Common Stock"). Bandera Partners, as the investment manager of the Master Fund, may be deemed the beneficial owner of the 2,901,000 shares owned by the Master Fund. Mr. Bylinsky as the Managing Partner, Managing Director and Portfolio Manager of the Master Fund, may be deemed the beneficial owner of the 2,901,000 shares owned by the Master Fund. Mr. J. Gramm, as the Managing Partner, Managing Director and Portfolio Manager of the Master Fund, may be deemed the beneficial owner of 2,911,000 shares of Common Stock, consisting of (i) 10,000 shares owned directly and (ii) the 2,901,000 shares own by the Master Fund. Except as described herein, no other Participant beneficially owns any Common Stock as of the date hereof.